06014954

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

Attn: Filing Desk - Stop 1-4

SEC MAIL PROCESSING RECEIVED JUL 06 2006 WASH. D.C. 213 SECTION

29th June, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 28th June 2006, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a News Release, dated 29th June 2006, concerning EMI Group plc's relevant securities in issue, as required under Rule 2.10 of the City Code, and resulting from an announcement made on 28th June 2006 by Warner Music Group Corp. and the Takeover Panel determining that EMI Group plc was in an Offer Period.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Ref: 82-373

EMI

News Release
FOR IMMEDIATE RELEASE

SEC MAIL PROCESSING
RECEIVED
JUL 06 2006
WASH. D.C. 213 SECTION

ER 06/52

OFFER UPDATE

FOR IMMEDIATE RELEASE

29 June 2006

EMI GROUP PLC

RULE 2.10 ANNOUNCEMENT – RELEVANT SECURITIES IN ISSUE

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that at the close of business on 28 June 2006 it had the following relevant securities (within the meaning of the City Code) in issue:

- 792,988,388 ordinary shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

BRUNSWICK GROUP LLP

Patrick Handley		+44 20 7404 5959